UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE 13D/A
Under the Securities Exchange Act of 1934
(Amendment No. 5)*

PEDEVCO CORP.
(Name of Issuer)

COMMON STOCK, PAR VALUE $0.001 PER SHARE
(Title of Class of Securities)

70532Y303
(CUSIP Number)

Dr. Simon G. Kukes
5100 Westheimer Suite 200
Houston, Texas 77056
Telephone: (713) 969-5027
 (Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

March 1, 2019
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.70532Y303	SCHEDULE 13D	Page 2 of 5

1	NAME OF REPORTING PERSONS SK Energy LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF	7	SOLE VOTING POWER	0
SHARES BENEFICIALLY	8	SHARED VOTING POWER	36,768,663 shares of Common Stock
OWNED BY EACH	9	SOLE DISPOSITIVE POWER	0
REPORTING PERSON WITH	10	SHARED DISPOSITIVE POWER	36,768,663 shares of Common Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 36,768,663 shares of Common Stock
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 81.2% of the Issuer's outstanding Common Stock
14	TYPE OF REPORTING PERSON OO

CUSIP No.70532Y303	SCHEDULE 13D	Page 3 of 5

1	NAME OF REPORTING PERSONS Dr. Simon Kukes
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF, WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States Citizen
NUMBER OF	7	SOLE VOTING POWER	0
SHARES BENEFICIALLY	8	SHARED VOTING POWER	37,296,663 shares of Common Stock
OWNED BY EACH	9	SOLE DISPOSITIVE POWER	0
REPORTING PERSON WITH	10	SHARED DISPOSITIVE POWER	37,296,663 shares of Common Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 37,296,663 shares of Common Stock
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 82.4% of the Issuer's outstanding Common Stock
14	TYPE OF REPORTING PERSON IN

CUSIP No.70532Y303	SCHEDULE 13D	Page 4 of 5

This Amendment No. 5 (the “Amendment”) amends and supplements the Schedule 13D filed with the Securities and Exchange Commission (the “Commission”) on July 10, 2018, as amended by the Amendment No. 1 thereto, filed with the Commission on September 11, 2018, the Amendment No. 2 thereto, filed with the Commission on October 16, 2018 the Amendment No. 3 thereto, filed with the Commission on December 26, 2018, and the Amendment No. 4 thereto, filed with the Commission on March 1, 2019 (such Schedule 13D as amended to date, the “Schedule 13D”), by SK Energy LLC, a Delaware limited liability company (“SK Energy”), and Dr. Simon G. Kukes (“Kukes”), each a “Reporting Person” and collectively, the “Reporting Persons.” Capitalized terms used but not otherwise defined in this Amendment have the meanings ascribed to such terms in the Schedule 13D. Except as expressly amended and supplemented by this Amendment, the Schedule 13D is not amended or supplemented in any respect, and the disclosures set forth in the Schedule 13D, other than as amended herein are incorporated by reference herein.

Item 3. Source of Amount of Funds or Other Compensation

Item 3 is hereby amended and modified to include the following (which shall be in addition to the information previously included in the Schedule 13D):

On March 1, 2019, the Company and SK Energy entered into a First Amendment to Promissory Note (the “Amendment”) which amended the promissory note, in the principal amount of $7,700,000, issued by the Company to SK Energy on June 25, 2018 (the “June 2018 Note”), to provide SK Energy the right, at any time, at its option, to convert the principal and interest owed under such June 2018 Note, into shares of the Company’s common stock, at a conversion price of $2.13 per share. The June 2018 Note previously only included a conversion feature whereby the Company had the option to pay quarterly interest payments on the June 2018 Note in shares of Company common stock instead of cash, at a conversion price per share calculated based on the average closing sales price of the Company’s common stock on the NYSE American for the ten trading days immediately preceding the last day of the calendar quarter immediately prior to the quarterly payment date.

In addition, on March 1, 2019, the holders of $1,500,000 in aggregate principal amount of Convertible Promissory Notes issued by the Company on August 1, 2018 (the “August 2018 Notes”) sold their August 2018 Notes at face value plus accrued and unpaid interest through March 1, 2019 to SK Energy (the “August 2018 Note Sale”). Holders which sold their August 2018 Notes pursuant to the August 2018 Note Sale to SK Energy include an executive officer of SK Energy ($200,000 in principal amount of August 2018 Notes); a trust affiliated with John J. Scelfo, a director of the Company ($500,000 in principal amount of August 2018 Notes); an entity affiliated with Ivar Siem, a director of the Company, and J. Douglas Schick the President of the Company ($500,000 in principal amount of August 2018 Notes); and Harold Douglas Evans, a director of the Company ($200,000 in principal amount of August 2018 Notes).

Immediately following the effectiveness of the Amendment and August 2018 Note Sale, on March 1, 2019, SK Energy elected to convert all $31,200,000 of outstanding principal and an aggregate of $1,457,729 of accrued interest under the June 2018 Note and August 2018 Notes into common stock of the Company at a conversion price of $2.13 per share (the “Conversion Price” and the “Conversions”) as set forth in the June 2018 Note, as amended, and the August 2018 Notes (collectively, the “Notes”), into an aggregate of 15,332,267 shares of restricted common stock of the Company (the “Conversion Shares”).

Item 5. Interest in Securities of the Issuer

(a)
As of the close of business on March 1, 2019, the Reporting Persons beneficially own in aggregate 37,296,663 shares of Common Stock representing 82.4% of the 45,288,828 shares of the Company’s issued and outstanding Common Stock on such date. As of the close of business on March 1, 2019, SK Energy beneficially owns an aggregate 36,768,663 shares of Common Stock representing 81.2% of the 45,288,828 shares of the Company’s issued and outstanding Common Stock on such date. By virtue of his relationship with SK Energy discussed in further detail in Item 2, Kukes is deemed to beneficially own the shares of Common Stock beneficially owned by SK Energy.

CUSIP No.70532Y303	SCHEDULE 13D	Page 5 of 5

(b)
Kukes may be deemed to have shared power with SK Energy, to vote and dispose of the securities reported in this Schedule 13D beneficially owned by SK Energy.

(c)
See Item 3, above.

(d)
No other person has the right to receive or the power to direct the receipt of dividends from or the proceeds from the sale of the securities beneficially owned by the Reporting Persons.

(e)
N/A.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  March 4, 2019

SK Energy LLC

/s/ Dr. Simon G. Kukes
Dr. Simon G. Kukes
Chief Executive Officer

/s/ Dr. Simon G. Kukes
Dr. Simon G. Kukes

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.